AVAST SOFTWARE N.V.

July 25, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549

Attn:                    Mark Shuman, Branch Chief — Legal
Gabriel Eckstein, Staff Attorney

Re:                             Avast Software N.V.
Registration Statement on Form F-1 (File No. 333-178658)
Registration Statement on Form 8-A (File No. 001-35607)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Avast Software N.V. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-178658) together with all exhibits and amendments thereto, which was initially filed on December 21, 2011, and with respect to the Registration Statement on Form 8-A (File No. 001-35607), which was filed on July 23, 2012 (together, the “Registration Statement”).

In light of current market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at steckler@avast.com or via facsimile at 011 420 274 005 888, with a copy to Colin Diamond of White & Case LLP, via email at cdiamond@whitecase.com or via facsimile at (212) 354-8113.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact Colin Diamond of White & Case LLP by telephone at (212) 819-8754. Thank you for your attention to this matter.

Very truly yours,

AVAST SOFTWARE N.V.

By:	/s/ Vincent Steckler
Name: Vincent Steckler
Title: Chief Executive Officer

cc:     Colin Diamond, White & Case LLP